January 28, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:           BIOSCRIP, INC.
Form 10-K for the Fiscal Year Ended December 31, 2009
DEF 14A filed May 10, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File Number: 000-28740

Dear Mr. Rosenberg:

This letter sets forth the response of BioScrip, Inc. (the “Company” “we”, “us” or “our”) to comments relating to the above-referenced filing during a January 17, 2010 telephonic meeting between the undersigned and Vanessa Robertson of your offices.   The response is set forth below.  The paragraph number references the original numbering in the Staff’s comment letter.  In addition, for ease of reference, we have repeated the Staff’s oral comment in bold text.

Form 10-K for the fiscal year ended December 31, 2009

Allowance for Contractual Discounts, page 27

Please refer to your response to comment 3 and proposed disclosures.  Please revise your disclosure to clarify whether there has been any material adjustments made to estimates of contractual adjustments for all periods presented.

Response

The Company believes it cannot reasonably provide accurate disclosure of the total amount that contractual adjustment estimates changed from a prior period.  The nature of healthcare billing, particularly adjustments to secondary and tertiary payors based on primary reimbursement, along with the number of contracts we bill and collect under, make capturing this data in a reliable and meaningful way unduly burdensome.  After evaluation of our ability to reliably estimate such amounts, we conclude

Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
December 17, 2010

that disclosure of estimated out-of-period impacts would not be accurate and repeatable as necessary in order to provide investors accurate, consistent information in evaluating the Company.  A draft of a revised disclosure addressing contractual adjustments is set forth below, with the revisions underlined to facilitate the Staff’s review.

We are reimbursed by Plan Sponsors for services we provide. Payments for medications and services covered by Plan Sponsors are generally less than billed charges.  We monitor revenue and receivables from Plan Sponsors and record an estimated contractual allowance for certain revenue and receivable balances at the revenue recognition date to properly account for anticipated differences between amounts billed and amounts reimbursed.  Accordingly, the total revenue and receivables reported in our financial statements are recorded at the amounts expected to be received from these payors.  Since billing functions for a majority of our revenue are largely computerized, which enables  on-line adjudication (i.e., submitting charges to Medicare, Medicaid or other third-party payors electronically, with simultaneous feedback of the amount the primary insurance plan  expects to pay) at the time of sale to record net revenue, exposure to estimating contractual allowance adjustments is limited primarily to unbilled and/or initially rejected Medicare, Medicaid and third-party claims (typically approved for reimbursement once additional information is provided to the payor). For the remaining portion of our revenue, the contractual allowance is estimated based on several criteria, including unbilled and/or initially rejected claims, historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Contractual allowance estimates are adjusted to actual amounts as cash is received and claims are settled.  The Company does not believe these amounts are material.

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In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at: 914-460-1638.

Sincerely,

Barry A. Posner
Executive Vice President and General Counsel

Cc:
Vanessa Robertson
Joel Parker
Scott Foley
Jeffrey Reidler
Division of Corporation Finance,
U.S. Securities and Exchange Commission